UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 13)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

This Amendment No. 13 (this “Amendment”) amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended through Amendment No. 12 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth herein.

Item 4.                      Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As previously reported, after consulting with her financial advisor, on February 12, 2014, the spouse of Mr. Repass provided trading instructions to prepare to sell up to 43,000 shares of West Marine common stock during the next open trading window.  No shares were sold during the open window period.  Accordingly, on April 28, 2014, she entered into a trading plan (the “Trading Plan”) with Charles Schwab & Co., Inc., a registered broker dealer (“Charles Schwab”), for the purpose of effecting sales of up to 43,000 shares of West Marine common stock an prices at or above $12.00 per share, all in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.  No sales will be made under the Trading Plan before May 12, 2014. All sales will be made in accordance with the Trading Plan and with the volume, manner of sale and notice requirements of Rule 144, and any sales will be reported on Form 4 filings by Mr. Repass. A copy of the Trading Plan is being filed as Exhibit 7.01 to this Amendment.

As previously reported, on March 22, 2014, Mr. Repass informed his financial advisor that he planned to sell shares of West Marine common stock after the release of West Marine’s financial results for the second quarter of 2014 and when permissible under the company’s Insider Trading Policy.  Mr. Repass planned to sell shares held by the Repass-Rodgers Family Foundation, Inc. (the “Foundation”), and by two trusts for the benefit of his two sons.  Mr. Repass had not determined the precise number of shares to be sold by each entity or any other details of these sales, as such terms were dependent on market conditions and other factors.

After considering market and other factors and consulting with his financial advisor, on April 28, 2014, Mr. Repass, in his capacity as trustee, entered into two trading plans (the “Trust Plans”) with Charles Schwab for the purpose of effecting sales of up to 50,000 shares of West Marine common stock in the aggregate, 25,000 to be sold on behalf of the trust for the benefit of his minor son and 25,000 shares to be sold on behalf of the trust for the benefit of his adult son, in each case a prices at or above $12.00 per share, all in compliance with Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder. No sales will be made under the Trust Plans before May 12, 2014. All sales will be made in accordance with the Trust Plans and with the volume, manner of sale and notice requirements of Rule 144, and any sales will be reported on Form 4 filings by Mr. Repass. Copies of the Trust Plans are being filed as Exhibit 7.02 and Exhibit 7.03 to this Amendment.

Mr. Repass reviews his beneficial holdings of West Marine stock, including those of the Foundation, on an ongoing basis and, depending on such review and on various factors, including, without limitation, the trading price of West Marine common stock, market conditions and general economic and industry conditions, Mr. Repass may in the future take such actions with respect to his holdings in West Marine as he deems appropriate.  Such actions include, without limitation, purchasing additional shares of West Marine common stock or selling more shares of West Marine common stock from time to time.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.  While he currently has no definitive plans to sell additional shares other than as set forth above, for estate planning and diversification purposes, Mr. Repass may sell up to 200,000 shares of West Marine common stock each year, and the Foundation also will likely sell additional shares to fulfill its charitable purposes.  Other than as set forth herein, Mr. Repass has no current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Mr. Repass as Chairman of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.  Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 954235107	13D/A	Page 3

Exhibit 7.01	Trading Plan, dated as of April 28, 2014, between the Sally-Christine Rogers and Charles Schwab & Co., Inc.
Exhibit 7.02	Trading Plan, dated as of April 28, 2014, between the Randolph K. Repass, as trustee of the Kent-Harris 202 Irrevocable Trust u/a dated 12/07/12 and Charles Schwab & Co., Inc.
Exhibit 7.03	Trading Plan, dated as of April 28, 2014, between the Randolph K. Repass, Jr. 2012 Irrevocable Trust u/a dated 12/0712 and Charles Schwab & Co., Inc.

CUSIP No. 954235107	13D/A	Page 4

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Date: April 30, 2014	By:	/s/ Randolph K. Repass
Randolph K. Repass